May 14, 2007

Mail Stop 4561

Michael Rideman
Chief Executive Officer
Veracity Management Global, Inc.
2655 LeJeune Road, Suite 311
Coral Gables, FL  33134

Re:	Veracity Management Global, Inc.
	Amendment No. 1 to Registration Statement on Form 10-SB
	File No. 0-52493
      Filed April 23, 2007

Dear Mr. Rideman:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure that you did not have operations from May
2002 until September 2006. However, we note that your predecessor issued a number of press releases during this time, including on June
28, 2005 and January 12, 2005 relating to an Internet broadcast site, including the signing of a licensing agreement with Yadio, Inc. that was to provide you consideration of "common stock and cash totaling over a million dollars in the first year." Please advise us why these operations are not disclosed in the prospectus and the current status of this business. We may have further comments.

Item 2.  Management`s Discussion and Analysis and Results of
Operation

Results of Operations for the Three and Six Months Ended December
31,
2006 Compared to Three and Six Months Ended December 31, 2005

2. We have reviewed your response to prior comment 14. As it relates to the non-cash compensation expenses included in SG&A expense, please revise to include a description of the nature of services received in exchange for shares, including a discussion of whether such services would be expected to recur in the future.

Liquidity and Capital Resources

3. In your fifth paragraph, we note your disclosure that management has loaned the company $200,000 due in January 2008. However, per the balance sheet as of December 31, 2006, it does not appear you have this much outstanding in shareholder loan payable. Please reconcile these amounts.

Plan of Current and Future Financing of Our Operations for the
year
2007

4. In the first paragraph, please revise the accumulated deficit as of December 31, 2006 to agree to the amount per the financial statements.

5. In the second paragraph, we note your disclosure that you funded operations during the six month period ended December 31, 2006 through the sale of restricted stock and proceeds from loans from shareholders and notes payable. Based on your statement of cash flows, it does not appear the proceeds referenced from the shareholder loans and notes payable were received during this six month period. Please explain this to us or revise to clarify.

Recent Sales of Unregistered Securities, page 20

6. We note your response to comment 20 and your disclosure that there was no general solicitation. However, please advise us how these investors were solicited.

Financial Statements

Veracity Management Global, Inc. (Formerly Known as Secured
Financial
Data, Inc.) Unaudited Financial Statements for the six months ended
December 31, 2006

General

7. We have reviewed your response to prior comment 21. Please tell us what consideration you gave to disclosing all share issuances after the balance sheet date as subsequent events in the footnotes to your financial statements.

Consolidated Statements of Cash Flows (Unaudited)

8. We have reviewed your response to prior comment 25. Please tell us whether you acquired any cash in your transaction with VMG and, if so, how it is recorded in the statement of cash flows.

Note 1 - Summary of Significant Accounting Policies

Consolidation and Basis of Presentation

9. Please remove the reference to the extraordinary gain recognized in the VMG transaction given your revised accounting for this amount.

Loss per Common Share

10. We have reviewed your response to prior comment 26. Please revise to disclose the number of potentially dilutive common shares that were excluded from your calculation because they were anti-dilutive. Refer to paragraph 40(c) of SFAS 128.

Note 4 - Convertible Notes Payable - Stockholders

11. We have reviewed your response to prior comment 29. It does not appear that the information in footnote 1 to Item 4, Security Ownership of Certain Beneficial Owners and Management has been updated to reflect the 14,600,000 shares at $.01. Please advise or revise.

Note 6 - Stock Based Compensation

12. We have read your response to prior comment 31. Please further revise to disclose the terms of the additional warrants issued in the year ended June 30, 2006. In this respect, we note the disclosure regarding the 14,600,000 warrants issued with the promissory notes, but note no disclosure regarding the additional 7,300,000 warrants that are included in the total of 21,900,000 issued.

Note 7 - Business Combination

13. We have reviewed your response to prior comment 35. Please tell us if considering the market price for a reasonable period before and after the date of the transaction would result in a materially different determination of the consideration given in the transaction than use of the stock price immediately subsequent to the transaction. Refer to paragraph 22 of SFAS 141.

14. We have reviewed your response to prior comment 36. We do not see the equity roll forward from the period June 30, 2006 to December
31, 2006.  Please provide the requested equity roll forward.


Financial Statements of Veracity Management Group, Inc. for the year ended June 30, 2006

Statements of Operations

15. We have reviewed your response to prior comment 39. It appears that Net income (loss) for the year ended June 30, 2005 should be income, rather than a loss. Please advise or revise.

Financial Statements of Secured Financial Data, Inc. for the period from Inception (December 2, 2005) through June 30, 2006

Note 1 - Summary of Significant Accounting Policies

Loss per Common Share

16. We have reviewed your response to prior comment 41. Please revise to disclose the number of potentially dilutive common shares that were excluded from your calculation because they were anti-dilutive. Refer to paragraph 40(c) of SFAS 128.

Note 5 - Notes Payable - Stockholders

17. There are apparent inconsistencies in your disclosure regarding the terms of the warrants issued in conjunction with the shareholder note payable and the fair value assigned to such warrants and to the beneficial conversion feature of the note and in Note 4 to the VMGG financial statements for the six months ended December 31, 2006.
Please advise or revise.

*	*	*
       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Direct any questions regarding the accounting comments to Amanda
Jaffe at (202) 551-3473, or Kevin Woody at (202) 551-3629.  Direct
any other questions to Michael McTiernan at (202) 551-3852, or the undersigned at (202) 551-3495.

      Sincerely,



Elaine Wolff
Branch Chief



Michael Rideman
Veracity Management Global, Inc.
May 14, 2007
Page 1